

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 20, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jeffrey A. Cook
Chief Financial Officer
Presstek, Inc.
10 Glenville Street
Greenwich, Connecticut 06831

      Re: **Presstek, Inc.**
              Form 10-K for the Fiscal Year Ended January 3, 2009
                Filed March 24, 2009
              Form 10-Q for the Quarter Ended April 4, 2009
              File No. 000-17541

Dear Mr. Cook:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 3, 2009

Item 8. Financial Statements and Supplementary Data, page 52

Notes to Consolidated Financial Statements, page 58

Note 1. Summary of Significant Accounting Policies, page 58

-Impairment of Goodwill and Long-lived Assets, page 62

1.   Please tell us and revise this note in future filings to disclose in more detail how you
        evaluate your goodwill for impairment. In this regard, please also address the following
        in the Critical Accounting Policies section of MD&A in future filings:

        •   Disclose the number of reporting units that you have identified.

        •   Disclose each of the valuation methodologies used to value goodwill. If more than
            one valuation methodology is used, please also disclose how each method differs, the
            benefits of each method, why management selected these methods as being most
            meaningful, how you weight each method used and the basis for that weighting.

        •   Provide a qualitative and quantitative description of the material assumptions used
            and a sensitivity analysis of those assumptions based upon reasonably likely changes.

        •   To the extent the valuation assumptions and methodologies used for valuing goodwill
            have changed since prior periods, disclose the reasons for the changes and the impact
            of the changes.

Note 11. Restructuring and Other Charges, page 72

2.   We note your disclosures here, on pages 32-33, and throughout the filing related to your
        Business Improvement plan (BIP).   Please revise your MD&A in future filings to include
        the disclosure of the items identified in SAB Topic 5.P.4.

Form 10-Q for the Quarter Ended April 4, 2009

Notes to Consolidated Financial Statements, page 6

Notes 7. Intangible Assets and Goodwill, page 11

3.   We note that you assessed your goodwill for impairment as of April 4, 2009 due to the
        decline in your stock price during the first quarter of 2009 and the current unstable
        economic and credit conditions. Please tell us and revise your future filings to explain in
        more detail why you determined that there was not any goodwill impairment identified as

of April 4, 2009 considering these factors and the decline in your quarterly revenue. Within your discussion, please provide to us a summary of the results of your goodwill impairment testing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant